UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
VITE SHOPPING, INC.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> April 27, 2017

Physical address of issuer
615 S. College Street, 9th Floor, Charlotte, NC 28209

Website of issuer
https://www.cloosiv.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary

008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$550,000

Deadline to reach the target offering amount
September 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$126,465	$0
Cash & Cash Equivalents	$125,936	$0
Accounts Receivable	$0	$0
Short-term Debt	$10,953	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$84,537	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 19, 2018

VITE SHOPPING, INC.



Up to $550,000 of Crowd Notes

VITE SHOPPING, INC. dba Cloosiv ("VITE SHOPPING", the "Company," "we," "us", or "our"), is offering up to $550,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 14, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by September 14, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $550,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 14, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.cloosiv.com/.

The Company must continue to comply with the ongoing reporting requirements until:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/cloosiv

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

VITE SHOPPING, INC. is a Delaware C-Corporation, formed on April 27, 2017. The Company is currently also conducting business under the name of Cloosiv.

The Company is located at 615 S. College Street, 9th Floor, Charlotte, NC 28209.

The Company's website is https://www.cloosiv.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cloosiv and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$550,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	September 14, 2018
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 19..

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $84,537, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is currently operating on unsustainable margins. The company plans to address this by switching free trial clients to paying clients.

Aggressive projections. The Company forecasts project significant growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Tim Griffin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity

10

date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 91% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

11

Description of the Business
VITE Shopping, Inc., a Delaware C-Corporation ("the Company"), was formed on April 27, 2017. The Company is headquartered in Charlotte, North Carolina.

VITE Shopping, Inc. makes mobile payments easy for everyone. Local merchants can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution.
The Company's year-end is December 31.

Business Plan
Cloosiv aims to make mobile payment easy for everyone. Local merchants can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution. Similarly, consumers only need to download a single app to pay for goods and services, instead of downloading a new app for each merchant they frequent.

The Company's Products and/or Services
Our Goal: Pay with your phone wherever you are using a single app.
- Quickserve: browse food and drink menus, place your order and pick it up
- Services*: browse and book available reservations for fitness and salon visits
- Retail*: when shopping, scan the barcode on the item(s) you want, pay and leave
- Restaurant*: following a meal at a restaurant, enter your check number to pay and leave

*These functions are not yet fully developed.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Cloosiv is actively scaling the product by targeting independent coffee shops across the United States, due to the regularity of consumer purchases, the simplicity of integration, and the proven behavioral experience.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87510288	IC 009. US 021 023 026 036 038. G & S: Communications software for connecting customers to merchants; Computer application software for mobile phones, namely, software for buying goods or services; Computer e-commerce	cloosiv	June 29, 2017	November 7, 2017	U.S.

	software to allow users to perform electronic business transactions via a global computer network IC 042. US 100 101. G & S: Software as a service (SAAS) services featuring software for use as customer self-checkout; Smartphone software design; Updating of smartphone software; Updating, design and rental of software				

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.14% of the proceeds, or $35,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.18% of the proceeds, or $50,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Merchant Sales	75%	55%	43%
Product Development	20%	33%	43%
Product Marketing	3%	10%	12%
General Expenses	2%	2%	2%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Timothy Griffin	Chief Executive Officer	Chief Executive Officer
James Burkhardt	Chief Product Officer	Chief Product Officer
Patrick Ryal Ray, Jr.	Director	General Counsel, The North Highland Company, Inc.
Daniel D. Reardon	Director	CEO & Director, The North Highland Company, Inc.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in NC.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
The Company has 1,000,000 shares authorized of $.01 par value common stock. During the period of April 27, 2017 (inception) to December 31, 2017, the Company issued 49,000 founders shares (common stock) to the CEO valued at $49 for stock-based compensation. The Company also issued 51,000 common shares for $200,000 during the same period.

The Company has the following debt outstanding: N/A

Ownership

A majority of the Company is owned by a few individuals.
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership*
North Highland, LLC	51,000 common shares	37.74%
Timothy Griffin	49,000 common shares	36.26%

*Includes all outstanding voting equity as well as options calculated on an as converted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

VITE Shopping, Inc., a Delaware C-Corporation ("the Company"), was formed on April 27, 2017. The Company is headquartered in Charlotte, North Carolina. VITE Shopping, Inc. makes mobile payments easy for everyone. Local merchants can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution. The Company's year-end is December 31.

The Company has incurred losses from inception of approximately $84,537, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $129,849 in cash on hand as of May 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has 1,000,000 shares authorized of $.01 par value common stock. During the period of April 27, 2017 (inception) to December 31, 2017, the Company issued 49,000 founders shares (common stock) to the CEO valued at $49 for stock-based compensation. The Company also issued 51,000 common shares for $200,000 during the same period.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

The Company has not yet issued preferred stock.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the

percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business,

(iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tim Griffin
_____
(Signature)

Tim Griffin
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tim Griffin
_____
(Signature)

Tim Griffin
_____
(Name)

CEO
_____
(Title)

_____
(Date)

/s/Patrick Ryal Ray, Jr.
_____
(Signature)

Patrick Ryal Ray, Jr.
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Daniel D. Reardon
_____
(Signature)

Daniel D. Reardon
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

t

EXHIBIT B
Financials

VITE SHOPPING, INC.
(dba Cloosiv)

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

For the Period of April 27, 2017 (Inception) to December 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
VITE Shopping, Inc.
Charlotte, North Carolina

We have reviewed the accompanying financial statements of VITE Shopping, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operation, stockholders' equity (deficit) and cash flows for the period of April 27, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, VITE Shopping, Inc. relies on outside sources to fund operations, and has incurred losses since its inception. Accordingly, substantial doubt is raised about VITE Shopping, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 20, 2018

VITE Shopping, Inc.
(dba Cloosiv)
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

	December 31, 2017
Current Assets:	
Cash	$ 125,936
Total current assets	125,936
Intangible assets, net	529
Total Assets	$ 126,465

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Credit cards payable	$ 10,953
Total current liabilities	10,953
Stockholders' Equity:	
Common stock, $0.001 par value; 1,000,000 shares authorized, 100,000 shares issued and outstanding	100
Additional Paid in Capital	199,949
Accumulated deficit	(84,537)
Total Stockholders' Equity	115,512
Total Liabilities & Stockholders' Equity	$ 126,465

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VITE Shopping, Inc.
(dba Cloosiv)
Statements of Operations
For the period April 27, 2017 (Inception) through December 31, 2017
(unaudited)

	April 27, 2017 (Inception) through December 31, 2017
	$ -
Revenue	
Gross income	-
Expenses:	
Advertising and promotion	14,890
General & Administrative Expense	1,008
Contractor expense	36,909
Hosting fees	2,643
Office supplies	11,092
Professional fees	6,457
Rent	7,450
Travel	4,088
Total operating expenses	84,537
Net loss before provision for income tax	$ (84,537)
Provision for income taxes	-
Net Loss	$ (84,537)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VITE Shopping, Inc.
(dba Cloosiv)
Statement of Stockholders' Equity
For the Period from April 27, 2017 (inception) through December 31, 2017
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - April 27, 2017 (inception)	-	$ -	$ -	$ -	$ -
Shares issued for cash	51,000	51	199,949		200,000
Shares issued for services	49,000	49			49
Net Loss				(84,537)	(84,537)
Balance - December 31, 2016	**100,000**	**$ 100.00**	**$ 199,949**	**$ (84,537)**	**$ 115,512**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VITE Shopping, Inc.
(dba Cloosiv)
Statements of Cash Flows
For the period April 27, 2017 (Inception) through December 31, 2017
(unaudited)

	April 27, 2017 (Inception) through December 31, 2017
Cash flows from operating activities:	
Net loss	$ (84,537)
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization Expense	21
Stock Based Compensation	49
Change in assets and liabilities	
Credit card payable	10,953
Net cash (used) provided by operating activities	(73,514)
Cash flows from investing activities:	
Purchase of intangible assets	(550)
Net cash (used) provided by investing activities	(550)
Cash flows from financing activities:	
Proceeds from issuance of common stock	200,000
Net cash (used) provided by financing activities	200,000
Net increase (decrease) in cash	125,936
Cash at beginning of period	-
Cash at end of period	$ 125,936
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

VITE Shopping, Inc., a Delaware C-Corporation ("the Company"), was formed on April 27, 2017. The Company is headquartered in Charlotte, North Carolina.

VITE Shopping, Inc. makes mobile payments easy for everyone. Local merchants can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of April 27, 2017 (inception) to December 31, 2017, the Company recognized $14,890 in advertising costs, r recorded in G&A costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded

instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the North Carolina State Franchise Tax Board. All tax years are currently open to examination.

The Company currently has a tax net operating loss (NOL) of $84,537 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $84,537, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

The Company has 1,000,000 shares authorized of $.01 par value common stock. During the period of April 27, 2017 (inception) to December 31, 2017, the Company issued 49,000 founders shares to the CEO valued at $49 for stock-based compensation. The Company also issued 51,000 shares for $200,000 during the same period.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through June 20, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events. VITE Shopping entered into a product integration and marketing agreement with Square, Inc on February 26, 2018 to use their application programing interface.

EXHIBIT C
PDF of SI Website



CLOOSIV
Easy mobile payment for local merchants.
Charlotte

Disclaimer
This presentation contains offering materials prepared solely by Cloosiv witho
assistance of SI Securities, and not subject to FINRA Rule 2210.
In addition, this presentation may contain forward-looking statements and info
to, among other things, the company, its business plan and strategy, and its in
statements reflect management's current views with respect to future events
information currently available and are subject to risks and uncertainties that
company's actual results to differ materially.
Investors are cautioned not to place undue reliance on these forward-looking
they are meant for illustrative purposes and they do not represent guarantees
results, levels of activity, performance, or achievements, all of which cannot b
Moreover, no person nor any other person or entity assumes responsibility fo
and completeness of forward-looking statements, and is under no duty to upd
statements to conform them to actual results.
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Easy mobile payment for local merchants.

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$1,000	$3,000,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

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Cloosiv is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Cloosiv without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Product integration and marketing partnership with Square
- Accepted in Oracle Scaleup Accelerator; VentureOut Retail Innovation Incubator; NRF Big Show Startup.
- Processed over 3,000 transactions in less than 6 months; 2.75K unique users.
- 34 total live locations in Charlotte, Asheville, Raleigh-Curham, and Houston.

Fundraise Highlights

- Total Round Size: US $550,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

We believe that building a community structure in commerce has the power to shift market control from traditional heavyweights, to small business owners.

Today, over 70% of Millennial consumers have grown to expect frictionless mobile payment, regardless of what they're buying, because they grew up with one-click e-commerce checkout. To prepare for this next generation consumer class, 84% of all retail and dining chains (>10 locations) plan to offer a branded mobile app by 2020, and another 42% are actively building checkout experiences that allow customers to use their own devices to pay.

Unfortunately, the 2+ million "local" merchants across the U.S. (<10 locations) can't afford to provide this white glove experience to their consumers, because the conservative average cost to build, deploy and maintain a mobile app is approximately $75,000.

Cloosiv solves this problem, by leveling the playing field and making mobile payment both easy and accessible to all consumers and merchants. Merchant installations can be complete in less than 20 minutes, allowing our local community merchants to deliver the seamless checkout experience that their digitally-savvy consumers have come to expect.

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Product & Service

Product Overview:

Cloosiv makes mobile payment easy and affordable for local merchants. Businesses can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution. Similarly, consumers only need to download a single app to pay for goods and services in their community, instead of downloading a new app for each merchant they frequent.

Cloosiv is accepted by a network of brick-and-mortar merchants across four distinct verticals:

1. *Quickserve*: browse food and drink menus, place your order and pick it up
2. *Services*: browse and book available reservations for fitness and salon visits
3. *Retail*: when shopping, scan the barcode on the item(s) you want, pay and leave
4. *Restaurant*: following a meal at a restaurant, enter your check number to pay and leave

Competitive Advantages:

- *Multi-vertical*: we have a broad competitive landscape, but we do not have one true competitor that supports all four of our defined verticals.
- *Merchant Setup*: regardless of vertical, it takes less than 20 minutes to onboard new merchants, including point-of-sale integration
- *Partnerships*: in less than 6 months, we've secured strategic partnerships with Oracle, Square, and National Checking, in addition to our partnership with North Highland
- *Product Utility*: the core function of the product is intuitive and complimentary to existing workflow across verticals
- *Product Vision*: the promise of purchase-level segmentation will allow us to emerge as a single-source of truth for consumer product and service marketing
- *Price*: while it's never recommended to go-to-market on price alone, our total available market does allow us to significantly lower the TCO for merchants, in comparison to competitors like ChowNow, Mind Body, etc.

Business Model:

- Foundational revenue is achieved via a fixed-fee subscription model, with pricing determined by merchant vertical and transactions processed per month, per location.

Quickserve & Service

- *21 - 50 Transactions: $9*
- *51 - 75 Transactions: $19*
- *76+ Transactions: $29*

Retail & Dining

- *16 - 25 Transactions: $49*
- *26 - 50 Transactions: $79*
- *51+ Transactions: $99*

Auxiliary revenue streams emerge as the product evolves including *in-app advertising*, *marketing services*, and *data packaging*.

Go-to-Market:

Cloosiv is actively scaling the product by targeting independent coffee shops across the United States, due to the regularity of consumer purchases, the simplicity of integration, and the proven behavioral experience.

- There are approximately 45,000 independent coffee shops in the United States, and with only 25% of the available market, we can achieve $500,000 in MRR.
- The coffee market is projected to grow to $28.7b in sales by 2021.
- To measure the impact and opportunity for mobile ordering, the world's largest coffee chain, Starbucks®, processes 20% of peak hour transactions via their branded mobile ordering app, with 10% of annual sales accredited to the mobile app ($2.2b).

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CLOOSIV

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CLOOSIV HAS DEFIED MY EXPECTATIONS ON THE IMPACT IT WOULD HAVE.
I was reluctant at first, fearing that convenience would remove human interaction, but just the opposite has been true. Instead of spending time in the back of a line, our regulars *and* new customers spend the few minutes they have away from work talking with us at the bar, asking questions and catching up. Having an opt-in social environment has produced more opportunities for genuine facetime and good service.
elle burrelson // not just coffee
NOT JUST COFFEE









Media Mentions

Team Story

This idea of Cloosiv was born almost 7 years ago, but didn't come to fruition until 2017, when James and Tim were able to secure funding and begin development of the now growing product.

Immediately following graduation from the University of Texas at Austin, James was feeling uncertain about his prospects when a friend reached out with the opportunity to learn alongside him at a development agency. In a matter of months, he was operating independently and developing digital applications for Fortune 500 organizations; as James puts it, code makes sense to him, there is structure and reason behind every decision that's made. He's able to apply his unique perspective across psychology and computer science, because he considered the implications of each decision and the impact on a user's experience.

Tim left the University of Massachusetts at Amherst in a similar fashion, with an English degree that needed application. Fortunately, he landed in a management consulting firm and spent his first years of professional experience directly supporting the efforts of Fortune 500 retailers to introduce multi-channel point-of-sale. It was in these trenches that Tim cut his teeth in the world of retail technology, before branching off and pursuing the arduous task of driving adoption for these large-scale process and technology transformations, by deploying behavioral psychology techniques.

The combination of these unique skillsets supported the evolution of Cloosiv (at times known as miWallet, and VITE), and ultimately led to the team securing investment in April of 2017. Despite the funding validation, Cloosiv wouldn't be achieving traction without the complimentary nature of James and Tim's relationship. They have relevant individual experience and are passionate about shaping the future in a meaningful way; but most importantly, they have a mutual respect for one another that reveals itself at critical junctures. The two co-founders recognize the importance of each another, and that *trust* is the foundation to which we can attribute any future success.

Founders and Officers



Tim Griffin
CEO

Tim spent six years as a management consultant prior to launching Cloosiv. He began his career exclusively supporting Fortune 500 retail organizations with the development and implementation of point-of-sale strategies that would deliver mobile channel sales growth. In addition to his experience designing point-of-sale architecture, Tim brings significant domain expertise in the field of behavioral psychology, with an emphasis on gamification and technology adoption. He has successfully led the design and implementation of new technology and workflow processes, in support of large-scale transformations across Fortune 100 retail and financial services organizations.



James Burkhardt
CHIEF PRODUCT OFFICER

James has over six years of mobile and web development experience, primarily supporting the product development efforts for organizations like The Walt Disney Co., Oracle, Bonnaroo Music Festival, and more. Additionally, he has specific domain expertise developing mobile payment solutions that integrate into legacy point-of-sale systems, the primary skillset required to deploy and scale the Cloosiv product.

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Q&A with the Founder

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?

Cloosiv: We have 3-full time and 2 part-time currently. Post-raise we plan to hire 2 new developers, a Marketing lead, a sales lead, and a sales support.

Q: Are any founders no longer with the company?

Cloosiv: No.

Q: Please detail your IP and patents filed/granted.

Cloosiv: We do not currently, nor do we anticipate in the immediate future, filing patents for IP

The only net-new experience that's potentially worth pursuing a patent is our dining experience, but we aggregate functions from various other branded / vertical-specific apps that aren't unique or patentable. We have engaged legal representatives to research the feasibility of patenting cross-platform integration, but the reason I didn't include this is that they haven't returned with their findings, and I'd like to avoid presenting this as viable until I'm certain of it.

Q: Please describe your typical customer/user profile.

Cloosiv: Merchant: Digital Entry: comprised of independent merchant brands with 1 to 10 locations in single markets/regions, that currently do not have a branded mobile app and may or may not enable Apple/Google pay options in-store with NFC technology. Digital Ecosystem: comprised of established brands with 5 to 50 locations in single or multiple markets/regions, that currently have a branded mobile app, but may not have in-store payment capabilities and/or significant user adoption.

User: Early-Adopter: comprised of digitally-savvy consumers, skewed 60% male aged 22-40, who actively pursue the use of beta technology to provide feedback and suggest enhancements. Value Seeker: comprised of digitally-native millennials, 50% gender split aged 22-40, who actively pursue the use of technology that provides them with tangible financial savings opportunities, either through the form of coupons, rewards or currency. Time Saver: comprised of digitally-savvy millennials, 50% gender split aged 30-40, who actively pursue the use of technology that provides them with tangible time savings opportunities, typically achieved by skipping lines or expedited ordering.

Q: Please detail your competitive advantages.

Cloosiv: First to Market: we believe we have a broad competitive landscape, but we do not have a competitor that supports all four of our defined verticals.

Merchant Setup: regardless of vertical, it takes less than 20 minutes to onboard new merchants, including point-of-sale integration

Partnerships: in less than 6 months, we've secured strategic partnerships with Oracle, Square, and National Checking, in addition to our partnership with North Highland

Product Utility: the core function of the product is intuitive and complimentary to existing workflow across verticals

Projected Evolution: the promise of purchase-level segmentation will allow us to emerge as a single-source of truth for consumer product and service marketing

Price: while it's never recommended to go-to-market on price alone, our total available market does allow us to significantly lower the TCO for merchants, in comparison to competitors like ChowNow, Mind Body, etc.

Q: Please detail your barriers to entry.

Cloosiv: Rapid Growth: building a two-sided market requires consistent delivery of value to both the merchant population and product users. There need to be enough merchants that accept Cloosiv for the download to be valuable to users, and vice versa, enough consumers utilizing the product to be of value to the merchant population.

We approach this barrier by pursuing product integration with coffee shops in new markets; reducing the amount of friction to onboard a user by engaging them with a familiar, highly-valuable experience.

User Adoption: as with any mobile app, user adoption is a critical facet to enabling growth.

We approach this barrier by employing proven gamification tactics within the app, incenting acquisition and retained adoption of users, while also deploying marketing campaigns that highlight the benefit of saved time and dollars.

Market Size: while not significantly concerning, it's worth noting the total market size and variability as a potential barrier to entry. Given the four unique functions within the app, it's critical to maintain clarity within marketing and sales materials specific to each merchant, in order to avoid the risk of a merchant-type not considering the product for their specific vertical, due to a belief that Cloosiv serves another vertical.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Cloosiv: PCI Compliance: we do not currently operate a standalone, Cloosiv-sponsored mobile wallet, but instead utilize existing PCI-compliant solutions like Apple Pay® and Google Pay®. That said, should we decide to launch a sponsored wallet, significant regulatory requirements are mandated to properly tokenize and process digital payments via a third-party sponsored payments gateway.

GDPR: while not currently at risk, it's critical that we onboard an experience Data Architect as a result of new capital, to begin properly securing personal and anonymized data to ensure full compliance with the recent General Data Protection Regulation in Europe, ahead of an U.S.-based regulation that may emerge.

Age-Restriction: we have proactively engaged state officials to determine legality of age-restricted item sale, including alcohol and tobacco, and the establishment of parameters to ensure the implementation of a viable solution. Currently, the Cloosiv app allows the sale of alcohol and tobacco for age-appropriate citizens who properly scan their photo identification via third-party partner, industry-leading API BlinkID.

Q: Please detail your average sales cycle.

Cloosiv: Currently, sales are achieved via on-site sales, network connectivity, cold call and email, and inbound inquiries.

From the point of first contact to the point of onboarding varies significantly, average pipeline by vertical is detailed below:

- Quickserve: <1 day

- Retail: 5-15+ days

- Dining: 15+ days

- Services: N/A (not enough data)

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $550,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Cloosiv has set an overall target minimum of US $350,000 for the round, Cloosiv must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Cloosiv's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- General Expenses
- Marketing
- Sales
- Development

If Maximum Amount Is Raised



- Development
- Sales
- Marketing
- General Expenses

Investor Perks

Thank you for understanding our vision for the future of commerce, and directly supporting the development of that collective goal. In addition to your equity stake in Cloosiv, the following investments will receive additional perks!

- **$5,000-$10,000**: receive a Cloosiv phone case and sticker!

- **$10,000-$15,000**: receive a Cloosiv mug, phone case and sticker!

- **$15,000-$30,000**: receive a Cloosiv branded t-shirt, mug, phone case and sticker!

- **$30,000+**: receive a Cloosiv branded t-shirt, mug, phone case, sticker + personalized progress updates, and a direct line of communication with company management, in order to provide insight into key decisions and product design.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

VITE Shopping, Inc., a Delaware C-Corporation ("the Company"), was formed on April 27, 2017. The Company is headquartered in Charlotte, North Carolina. VITE Shopping, Inc. makes mobile payments easy for everyone. Local merchants can provide their customers with an in-store mobile payment option, without the traditional cost to build their own branded solution. The Company's year-end is December 31.

The Company has incurred losses from inception of approximately $84,537, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $129,849 in cash on hand as of May 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

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The Company does not intend to make any material capital expenditures in the future.

Market Landscape



Payments Processed on a Mobile Device in the U.S. (billions)

Market Size:

Cloosiv can be utilized across four unique verticals with over 2.1m addressable locations:

1. *Quickserve*: food and beverage service (275,000 locations)

2. *Restaurants*: full-service, fast-casual (315,000 locations)

3. *Retail*: apparel, grocery, books, sporting (1,200,000 locations)

4. *Services*: health and beauty, fitness, recreation (325,000 locations)

Addressable market calculated by population; for example, in relation to the 2018 Census Population:

1. Quickserve: 325,000,000 (pop.) / 275,000 (loc.) = 1,182 locations per person

2. Restaurants: 325,000,000 (pop.) / 315,000 (loc.) = 1,032 locations per person

3. Retail: 325,000,000 (pop.) / 1,200,000 (loc.) = 271 locations per person

4. Services: 325,000,000 (pop.) / 325,000 (loc.) = 1,000 locations per person

Across the 2.1m addressable locations, we target fully-scaled merchant location win-rate of 10%.

Projected attainable locations by 2018 Census Region Population:

1. Northeast: 367,347 (addressable locations) * .10 (win-rate) = 36,735

2. Midwest: 443,508 (addressable locations) * .10 (win-rate) = 44,351

3. South: 804,408 (addressable locations) * .10 (win-rate) = 80,441

4. West: 503,563 (addressable locations) * .10 (win-rate) = 50,356

For example, consider addressing only 50% of the TAM (1.05m locations), and securing a 10% win-rate (105,000 locations), multiplied by a conservative 75% of locations billing (78,750 locations) at a low-end average fee of $29 per month, per location. In this example, SaaS fee revenue (1 of 4 revenue streams) would amount to $2,283,750 MRR and total in $27,405,000 ARR.

Competitive Landscape:

We compete for user attention and merchant revenue with the sample company-types listed below.

- *Retail Payment*: Skip, MishiPay, Shopic, GlancePay, SelfPay

- *Food & Drink Ordering*: ChowNow, Caviar, DoorDash, LevelUp

- *Restaurant Payment*: Open Table, MyCheck, All Set, Eat Local

- *Rewards*: Stealz, Retailmenot, Drop, Dosh

- *Branded Apps*: Starbucks, Wal-Mart, Nordstrom, Applebee's, Panera

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $84,537, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is currently operating on unsustainable margins. The company plans to address this by switching free trial clients to paying clients.

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Aggressive projections. The Company forecasts project significant growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Tim Griffin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 91% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Highlights

Data Room

Overview

Product & Service

NAME	TYPE
The Team	
› ▢ Pitch Deck and Overview (1 file)	Folder
Q&A with Founder	
Term Sheet	
› ▢ Financials (2 files)	Folder
Investor Perks	
Financial Discussion	
› ▢ Fundraising Round (1 file)	Folder
Market Landscape	
› ▢ Investor Agreements (2 files)	Folder
Data Room	
0 comments	
› ▢ Miscellaneous (3 files)	Folder
FAQs	
SeedInvest	

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Cloosiv

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cloosiv. Once Cloosiv accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cloosiv in exchange for your securities. At that point, you will be a proud owner in Cloosiv.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Cloosiv has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

PROFILE MENU

Highlights After My Investment

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Cloosiv does not plan to list these securities on a national exchange or another secondary market. At some point Cloosiv may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cloosiv either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Cloosiv's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cloosiv's Form C. The Form C includes important details about Cloosiv's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck

CLOSIV

We make it easy to shop local.



Disclaimer

This presentation contains offering materials prepared solely by Cloosiv without the assistance of SI Securities, and not subject to FINRA Rule 2210.

In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We believe that building a community within brick-and-mortar commerce has the power to shift market control from incumbents, to small business owners.



Consumers expect **frictionless** mobile payment, but that technology may not be **accessible** to local merchants.

42%

the number of merchant chains[2,A] planning to implement customer driven checkout by 2021

$75,000

local merchants simply can't afford to build, deploy and maintain their own mobile app[4]

A more than 10 locations



We strive to make mobile payment **easy** and **accessible** for local merchants and their customers.



The Product

Pay with your phone wherever you are using a single app.

Quickserve

Order ahead for food and drink

Retail

Scan the barcode on the tag to pay

Services

Reserve a haircut or fitness class

Dining

Enter the check number to pay



The Value

Building a two-sided market requires consistent delivery of value to both the merchant and the user.

| Merchants



1. Local brands attract new customers, by joining a community of merchants.

2. Local brands enhance their in-store experience, without the cost burden.

Easy Setup
20 minute merchant onboarding

| Users



1. Digital-natives can support their local merchant communities.

2. Users save valuable time by skipping the line, and save money with rewards.

Intuitive Design
Can easily be used by anyone

| Potential



1. Merchants access a new generation of high-conversion marketing tools.

2. Users are delivered uniquely relevant product and service recommendations.

Repetitive Value
Use it to pay wherever you are



The Business

We plan to generate revenue within a standard subscription model, and anticipate multiple expansion opportunities.



SaaS Revenue

QSR & SERVICES	RETAIL & DINING
21-50 transactions: **$9**	16-25 transactions: **$49**
51-75 transactions: **$19**	26-75 transactions: **$79**
76+ transactions: **$29**	76+ transactions: **$99**

Auxiliary Opportunities

In-App Advertising	Marketing Services	Revenue Sharing	Data Packaging

Revenue Projection (million)



Revenue

$50
$40
$30
$20
$10

2018 2019 2020 2021 2022

— Total Revenue — SaaS Revenue — Auxiliary Revenue

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.



The Market

We build new markets by integrating with merchants who sell products and services that are regularly purchased, like coffee.



Independent Coffee Shops

45,000 locations represent our market entry-point

- $500,000 in monthly recurring revenue can be achieved with only 25% of the available market



Total Available Market[7-16]

The total available market across the U.S. is comprised of over 2,100,000 addressable merchant locations

- 175,000 fitness studios and wellness salons
- 230,000 quickserve locations
- 500,000 sit-down restaurants
- 1,200,000 retail stores

Payments Processed on a Mobile Device in the U.S (billions)[17]



These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



The Competition

The market is comprised of segmented options that support specific verticals or specific features, providing limited daily value to users:

Competitive Landscape

venmo	Lydia	Pay	barclaycard	joe	Slice	ChowNow	RITUAL
LevelUp	Stealz	drop	DO$H	OpenTable	myCheck	allset	RESERVE
MINDBODY	frederick	vagaro	booker	Shopic	MISHI PAY	Glance Pay	SKIP

This table represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Our Traction

We've driven tangible growth as a small team, imagine what we'll do with your support.

* Pivot to near-term coffee focus
**July numbers are projections
***Revenue numbers have not been reviewed by a CPA.

MERCHANT LOCATIONS

USERS & TRANSACTIONS

	JANUARY	FEBRUARY	MARCH	APRIL	MAY	JUNE*	JULY**
LOCATIONS	8	11	17	20	27	22	50
USERS	200	434	423	577	637	956	1200
TRANSACTIONS	55	204	417	506	789	1053	1250
REVENUE***	$9	$37	$76	$86	$134	$172	$257

● Locations   ● Users   ● Transactions

Past performance is not an indication of future results. Additionally, the July numbers represent hypothetical, estimated growth based on management opinion and estimates. This slide does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.



Growth Model

Our approach to scale is informed by our tested market theory, and driven by proven software sales tactics.



2018 2019 2020 2021 2022

Merchant Sales

Team
Deploy a lean regional sales team to generate location sales within targeted markets.

Product
Launch a turnkey web-based onboarding flow to simplify account setup and integration.

User Acquisition

Incent
Acquire and retain users with gamified rewards that incent regular app utilization.

Connect
Establish campaigns that nurture kinship to local commerce and savings opportunities.

Accelerator
ORACLE®
product hosting*

Partner
Square
payment processing

Investor*
northhighland.
WORLDWIDE CONSULTING
strategy & operations

Through Oracle ScaleUp Ecosystem

12



The Company currently only has merchants in NC. This map represents hypothetical estimated growth based on management opinions and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievement.

The Team

Founding team



Tim Griffin | Founder, CEO

Career: North Highland, Boston Retail Partners
Expertise: Behavioral Adoption, Interface Design, Strategy



James Burkhardt | Product Officer

Career: Avai (Roasterie, Austin City Limits, Bonnaroo)
Expertise: Experience Design, Product Development, Integrations

Advisory team



Dan Reardon | Strategy Advisor

CEO, North Highland



Joanne Lee | Marketing Advisor

Managing Director, Sparks Grove



Ryan Grogman | Retail Advisor

Executive Vice President, Boston Retail Partners



Scott Harkey | Payments Advisor

Payments Practice Lead, Levvel

Our team will deliver the multi-vertical mobile payment solution, because **we've already started.**

References & Appendix

References

[1] *The Future of Money*, J. Walter Thompson Intelligence, 2018

[2] *How Innovative Retail Mobile Apps Can Drive CPG Brand Awareness*, Shopkick.com, 2017

[3] *2018 POS Survey*, Boston Retail Partners, 2018

[4] *Figuring the Costs of Custom Mobile Business App Development*, Formotus, 2017

[5] *The Mobile World of Retail*, Boston Retail Partners, 2017

[6] *Starbucks Mobile Ordering Program*, Retail Dive, 2016

[7] *Retail's Impact*, National Retail Federation, 2017

[8] *Facts at a Glance*, National Restaurant Association, 2017

[9] *Total U.S. Restaurant Count*, NPD, 2018

[10] *The Number of Specialty Coffee Shops in the United States*, Statista, 2018

[11] *Total U.S. Restaurant Count Down 2 Percent in 2017*, QSR Magazine, 2018

[12] *Fitness Studio Industry Fact Sheet*, Association of Fitness Studios, 2016

[13] *Boutique Fitness Studios are Leading Growth*, MarketWatch, 2015

[14] *Wellness and Spa Industry Statistics*, Statista, 2016

[15] *Beauty Salons Industry Data*, DataUSA 2015

[16] *Coffee House Sales Expected to Grow to $23.4b*, QSR Magazine, 2017

[17] *Mobile Online Payments: Disruption and Opportunity*, Aite Group, 2016



Merchant Locations

Live **25**

July **15**

August **10**

September **5**

October **5**

Locations scheduled to launch are based on verbal and/or written confirmation and are subject to change.





Testimonials



Merchant

Cloosiv has the potential to shift consumer behavior, and even change industries. I believe it'll change the way brands engage customers entirely.

Freddie Nordhoff
South End Grind



Merchant

I joined, because all of my competitors are using it at their shops, and I'd be a fool not try it. Now I rely on Cloosiv – we've changed our pricing because of it!

Matt Mahoney
Queen City Grounds



Merchant

Cloosiv has defied my expectations on the impact it would have. I was reluctant at first, fearing that convenience would remove human interaction, but just the opposite has been true. Instead of spending time in the back of a line, our regulars *and* new customers spend the few minutes they have away from work talking with us at the bar, asking questions and catching up. Having an 'opt-in' social environment has produced more opportunities for genuine face time and good customer service.

Elle Burleson
Not Just Coffee



User

I love how easy Cloosiv is to use. I've actually learned about, and gone shopping at merchants because I discovered them on the app.

- Mark M.
Joined 12/2/2017



User

My husband first told me about Cloosiv, we have two young children so lines can be difficult, but now we don't have to worry about waiting.

- Courtney G.
Joined 2/27/2018



User

I was *very* impressed with how easy it was to download Cloosiv, sign up, and actually purchase a drink on the app – this could really change things!

- Curtis C.
Joined 3/1/2018



The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



User Profiles



Age: 40's
Gender: Male
Segment: Early

Bob A. uses the app **5 times** per week and promotes his use on Twitter and Instagram.

"I enjoy the convenience it provides. Some days I'm in a hurry and it lets me get my latte quickly."



Age: 20's
Gender: Female
Segment: Speed

Rachel H. uses the app **4 times** per week, and orders the same items daily each morning.

"I'm usually in a rush to get to work, and before Cloosiv I had to wait a while for my order."



Age: 30's
Gender: Male
Segment: Early

Patrick A. uses the app **2 times** per week, and is an engaged early-adopter sharing feedback.

"I love new technology and I'm always looking for ways to improve mundane aspects of my life."

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product Tutorial – General Navigation



Charlotte
South End Grind
255 Clanton Road
Explore
Rewards
Re-order
Locations
Settings

Home

Charlotte
Charlotte, NC
Winston-Salem, NC
Raleigh-Durham, NC
Rewards
Re-order
Locations
Settings

Region

Charlotte
Reward Progress
LEVEL 2
2 purchases to unlock your next reward!
Rewards
Re-order
Locations
Settings

Rewards

Charlotte
Re-Order
$10.73
$11.88
$3.99
Rewards
Re-order
Locations
Settings

Reorder

Charlotte
Settings
Receipts
Invite
Suggest
Rewards
Re-order
Locations
Settings

Settings

Charlotte
South End Grind
255 CLANTON ROAD
$7.53
Not Just Coffee
2000 S. BOULEVARD
$11.21
Coco and the Director
100 W. TRADE ST.
$3.29
Queen City Grounds
644 N. CHURCH ST.

Receipts

These screenshots represent the product set to roll out on July 18th, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Product Tutorial – QSR



Merchants

Menu

Item

Schedule

Payment

Receipt

These screenshots represent the product set to roll out on July 18th and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance or achievements.



Product Tutorial – Services



Charlotte, NC
Urban MVMNT
255 CLANTON ROAD
.03 miles
OPEN
SportClips
3039 S. BOULEVARD
.28 miles
OPEN
bloc.
Bloc.
2400 PARK ROAD
1.5 miles
CLOSED
MADabolic
2610 S. BOULEVARD

Merchants

HAIR
SPA
Urban MVMNT
255 CLANTON ROAD
.03 miles
SportClips
3039 S. BOULEVARD
.28 miles
bloc.
Bloc.
2400 PARK ROAD
1.5 miles
MADabolic
2610 S. BOULEVARD

Filters

OPEN
Bloc.
2400 Park Road
Charlotte, NC 28203
bloc.
M | 5/21
T | 5/22
W | 5/23
CLASS
TIME
Primal: Fight
INTERVAL TRAINING
9:30am
AFTERNOON
Kula Yoga
YOGA
12:30pm
Cardio Dance
DANCE
4:30pm
Primal: Fight
INTERVAL TRAINING
5:30pm
Rocket Yoga
YOGA
6:30pm

Schedule

Difficulty:
Primal: Fight
CANCELLATIONS - Bloc asks that cancelation happens prior to 3 hours of a scheduled class. This allows other members to get into the class. If within the 3 hour window this will constitute a late cancel; please call to cancel.
9:30am - 10:30am
DESCRIPTION
An intense functional strength training program involving various boxing combos, explosive weigted movements, plyometrics, and primal movement patterns. Each workout is designed to target all major muscle groups and provide you with a cardiovascular challenge.
PASS OPTIONS
Drop-in $22.00
10 Class Pass | coming soon $175.00
Monthly Pass | coming soon $320.00
Add to Cart

Detail

OPEN
Bloc.
2400 Park Road
Charlotte, NC 28203
bloc.
Sub-total: $44.00 $39.00
SELECTION
PRICE
Primal: Fight
M | 5/21 | 9:30am
$22.00
Cardio Dance
M | 5/21 | 4:30pm
$22.00
Rewards
$5
$5
$2
5%
Reward
($5.00)
Tax
$2.83
Total
$41.83
Buy with Pay

Payment

OPEN
Bloc.
2400 Park Road
Charlotte, NC 28203
bloc.
Sub-total: $44.00 $39.00
SELECTION
PRICE
Primal: Fight
M | 5/21 | 9:30am
$22.00
Cardio Dance
M | 5/21 | 4:30pm
$22.00
Sub-total
$44.00 $39.00
Reward
$5.00
Tax
$2.83
Total
$41.83
Done

Receipt

These screenshots represent the product set to roll out on a future date, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Product Tutorial – Dining



Charlotte, NC
Brixx wood fired pizza
Brixx Pizza
1801 SCOTT AVENUE
.26 miles
ROSEMONT
OPEN
Rosemont
1714 S. BOULEVARD
1.1 miles
OPEN
South Bound
2433 S. BOULEVARD
1.5 miles
KID CASHEW
OPEN
Kid Cashew
1608 E. BOULEVARD

Merchants

MERICAN
MEXICAN
ASIAN
Brixx Pizza
1801 SCOTT AVENUE
.26 miles
ROSEMONT
Rosemont
1714 S. BOULEVARD
1.1 miles
South Bound
2433 S. BOULEVARD
1.5 miles
KID CASHEW
Kid Cashew
1608 E. BOULEVARD

Filters

OPEN
Rosemont
1714 South Boulevard
Charlotte, NC 28203
ROSEMONT
Enter your check number
0000
CANCEL
SUBMIT
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
0

Enter

Rosemont
1714 South Boulevard
Charlotte, NC 28203
Enter your check number
Receipt
ROSEMONT
$61.73
Proceed to Cart

Review

OPEN
Rosemont
1714 South Boulevard
Charlotte, NC 28203
ROSEMONT
Sub-total: $61.73
ITEM
PRICE
RECEIPT
ROSEMONT
$61.73
Gratuity
15%
20%
25%
OTHER
Rewards
Reward
($4.32)
Gratuity
$12.35
Tax
$4.74
Total
$74.50
Buy with Pay

Payment

OPEN
Rosemont
Thank you for dining with us, come back soon!
ROSEMONT
Total Paid: $74.50
ITEM
PRICE
RECEIPT
ROSEMONT
$61.73
Reward
($4.32)
Gratuity
$12.35
Tax
$4.74
Total
$74.50
Done

Receipt

These screenshots represent the product set to roll out on a future date, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Product Tutorial – Retail



Charlotte, NC
Blue Hem
1750 CAMDEN ROAD
.99 miles
704 Shop
1616 CAMDEN ROAD
1.1 miles
Fityoulous
1111 METROPOLITAN AVE.
2 miles
Score
320 S. TRYON STREET

Merchants

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Blue Hem
1750 CAMDEN ROAD
.99 miles
704 Shop
1616 CAMDEN ROAD
1.1 miles
Fityoulous
1111 METROPOLITAN AVE.
2 miles
Score
320 S. TRYON STREET

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Fityoulous
1111 Metropolitan Avenue
Charlotte, NC 28204
ITEM NAME
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Sweatshirt
CHASER
$95.00
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Review

Fityoulous
1111 Metropolitan Avenue
Charlotte, NC 28204
Sub-total: $120.00
ITEM
PRICE
Water Bottle
YETI
$25.00
Sweatshirt
CHASER
$95.00
Rewards
Reward
($6.00)
Tax
$8.27
Total
$122.27
Buy with Pay

Payment

Thank you
We appreciate you checking out our store - enjoy!
Total Paid: $122.27
ITEM
PRICE
Water Bottle
YETI
$25.00
Sweatshirt
CHASER
$95.00
Sub-total
$120.00
Reward
($6.00)
Tax
$8.27
Total
$122.27
Done

Receipt

These screenshots represent the product set to roll out on a future date, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

